Rhode Islands Dressings, LLC

ANNUAL REPORT

PO Box 539
Narragansett, RI 02882
401-783-2185
www.riorganics.com

This Annual Report is dated April 23, 2019.

RI Dressings manufacture organic, gluten-free salad dressings/marinades under its Rhode Island Organics® brand label. Products are currently distributed throughout New England to retail stores.

Previous Offerings

Between September 27, 2018 and December 31, 2018, we sold 139 Membership Units in exchange for $105 per share under Regulation Crowdfunding.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2018 Compared to 2017

Income Statements for 2017 and for 2018   (Exhibit A - Financial Statements)

Liquidity and Capital Resources

At December 31, 2018, the Company had cash of $2,465. The Company intends to raise additional funds through an equity financing.

Debt

The Company received debt financing ($75,000.00) through Commerce Department of the State of Rhode Island and the Small Business Administration with a closing date of March 31, 2017. Interest is 8.75% with a maturity date of March 1, 2024. Servicing of the loan is handled by and through Community Investment Corporation (CIC) with headquarters in Hamden, CT. Monthly payments are $1,185.60 - allocated between interest and principal.   Principle balance as of December 31, 2018 is $59,748.

The Company also received debt financing of $5,000 from US Equity Financing with a principle balance of $4,668 as of December 31, 2018. The Company received debt financing of $7,500 through PayPal Financing with a principle balance of $7,008 as of December 31, 2018.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Carder Starr — Operating Manager and Founder
Gary Ranaldi - Production Manager and Founder

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Membership Units, our only outstanding class of equity, as of December 31, 2018, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Membership Units

Carder Starr
23 2nd Street
Narragansett, RI 02882

3,506 Membership Units
70.12%

Gary Ranaldi
659 Hatchery Road
North Kingstown, RI 02852

995 Membership Units
19.9%

RELATED PARTY TRANSACTIONS

OUR SECURITIES

Our authorized capital stock consists of 5,000 Membership Units, par value $105 per unit. As of December 31, 2018, 5,000 shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional units. In other words, when the company issues more units, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of units outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more units, an investor could experience value dilution, with each unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per unit (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more units in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each unit to hold a certain amount of value, it's important to realize how the value of those units can decrease by actions taken by the company. Dilution can make drastic changes to the value of each unit, ownership percentage, voting control, and earnings per unit.

RESTRICTIONS ON TRANSFER

The Membership Units sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the

equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 31, 2018.

Rhode Islands Dressings, LLC

By

Name: Carder Starr

Carder Starr

Title: Operating Manager/Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

CERTIFICATION

I, Carder Starr, Principal Executive Officer of Rhode Islands Dressings, LLC, hereby certify that the financial statements of Rhode Island Dressings, LLC included in this Report are true and complete in all material respects.

Carder Starr

Principal Executive Officer

Rhode Islands Dressings, LLC
Balance Sheet
December 31, 2018

ASSETS

Current Assets		
Cash on Hand	$ 100.00	
Santandar checking	3,296.41	
Bank RI checking	(0.76)	
PayPal	49.38	
Accounts Receivable	6,719.63	
Inventory	5,747.18	
Escrow Hold	783.70	
loans to members (Carder Starr	41,267.57	
Total Current Assets		57,963.11
Property and Equipment		
Total Property and Equipment		0.00
Other Assets		
Total Other Assets		0.00
Total Assets		$ 57,963.11

LIABILITIES AND CAPITAL

Current Liabilities		
Accounts Payable	$ 56,722.06	
Bank RI LOC	2,288.65	
CIC Lending	59,747.52	
US Equity Funding	4,668.00	
PayPal Lending	7,008.47	
Total Current Liabilities		130,434.70
Long-Term Liabilities		
Total Long-Term Liabilities		0.00
Total Liabilities		130,434.70
Capital		
Retained Earnings	(66,790.38)	
Member's Contribution	22,500.00	
StartEngine - disbursement	14,175.00	
Net Income	(42,356.21)	
Total Capital		(72,471.59)
Total Liabilities & Capital		$ 57,963.11

Unaudited - For Management Purposes Only

Rhode Islands Dressings, LLC
Balance Sheet
December 31, 2017

ASSETS

Current Assets		
Santandar checking	$ 2,411.14	
Bank RI checking	54.09	
PayPal	66.45	
Accounts Receivable	3,914.10	
Inventory	4,377.62	
Prepaid Expenses	660.00	
loans to members (Carder Starr	13,741.29	
Total Current Assets		25,224.69
Property and Equipment		
Total Property and Equipment		0.00
Other Assets		
Total Other Assets		0.00
Total Assets		$ 25,224.69

LIABILITIES AND CAPITAL

Current Liabilities		
Accounts Payable	$ 21,505.40	
Bank RI LOC	2,321.29	
CIC Lending	68,091.77	
Total Current Liabilities		91,918.46
Long-Term Liabilities		
Total Long-Term Liabilities		0.00
Total Liabilities		91,918.46
Capital		
Retained Earnings	(25,972.81)	
Net Income	(40,720.96)	
Total Capital		(66,693.77)
Total Liabilities & Capital		$ 25,224.69

Rhode Islands Dressings, LLC
Income Statement
For the Twelve Months Ending December 31, 2018

	Current Month			Year to Date	
Revenues					
Sales- stores	$ 1,854.84	3.68	$	1,854.84	3.68
Sales - distributors	32,464.74	64.49		32,464.74	64.49
Sales - consumers	11,274.16	22.39		11,274.16	22.39
Other Income	5,405.88	10.74		5,405.88	10.74
Sales Discounts	(655.33)	(1.30)		(655.33)	(1.30)
Total Revenues	50,344.29	100.00		50,344.29	100.00
Cost of Sales					
Cost of Sales	28,126.34	55.87		28,126.34	55.87
packaging & labelling	2,670.69	5.30		2,670.69	5.30
Total Cost of Sales	30,797.03	61.17		30,797.03	61.17
Gross Profit	19,547.26	38.83		19,547.26	38.83
Expenses					
Contract Labor	17,102.67	33.97		17,102.67	33.97
Income Tax Expense	400.00	0.79		400.00	0.79
License Expense	230.45	0.46		230.45	0.46
legal and professional	1,406.82	2.79		1,406.82	2.79
Maintenance & Repairs Expense	1,400.21	2.78		1,400.21	2.78
Utilities Expense	998.98	1.98		998.98	1.98
Supplies Expense	465.23	0.92		465.23	0.92
Telephone Expense	3,883.90	7.71		3,883.90	7.71
Office Expense	4,119.17	8.18		4,119.17	8.18
Charity donations	79.78	0.16		79.78	0.16
Bank expenses	308.00	0.61		308.00	0.61
Credit Card discount fees	113.63	0.23		113.63	0.23
Postage and Freight Expense	529.67	1.05		529.67	1.05
Travel Expense	2,348.45	4.66		2,348.45	4.66
demo show & slotting expense	6,938.12	13.78		6,938.12	13.78
Interest expense	6,726.18	13.36		6,726.18	13.36
Advertising & web	11,247.79	22.34		11,247.79	22.34
Insurance Expense	3,604.42	7.16		3,604.42	7.16
Total Expenses	61,903.47	122.96		61,903.47	122.96
Net Income	$ (42,356.21)	(84.13)	$	(42,356.21)	(84.13)


Rhode Islands Dressings, LLC
Income Statement
For the Twelve Months Ending December 31, 2017


		Current Month			Year to Date	
Revenues						
Sales- stores	$	3,594.90	7.80	$	3,594.90	7.80
Sales - distributors		32,304.58	70.05		32,304.58	70.05
Sales - consumers		10,855.32	23.54		10,855.32	23.54
Other Income		5.49	0.01		5.49	0.01
Sales Discounts		(643.38)	(1.40)		(643.38)	(1.40)
Total Revenues		46,116.91	100.00		46,116.91	100.00
Cost of Sales						
Cost of Sales		29,780.17	64.58		29,780.17	64.58
ingredients		1,180.88	2.56		1,180.88	2.56
packaging & labelling		2,669.03	5.79		2,669.03	5.79
Total Cost of Sales		33,630.08	72.92		33,630.08	72.92
Gross Profit		12,486.83	27.08		12,486.83	27.08
Expenses						
Contract Labor		18,446.03	40.00		18,446.03	40.00
Income Tax Expense		840.00	1.82		840.00	1.82
License Expense		182.38	0.40		182.38	0.40
legal and professional		1,000.00	2.17		1,000.00	2.17
Maintenance & Repairs Expense		1,173.26	2.54		1,173.26	2.54
Utilities Expense		966.08	2.09		966.08	2.09
Supplies Expense		399.86	0.87		399.86	0.87
Telephone Expense		4,231.33	9.18		4,231.33	9.18
Office Expense		1,989.43	4.31		1,989.43	4.31
Bank expenses		158.00	0.34		158.00	0.34
Credit Card discount fees		77.59	0.17		77.59	0.17
Delivery Expense		73.81	0.16		73.81	0.16
Postage and Freight Expense		552.52	1.20		552.52	1.20
Travel Expense		1,984.30	4.30		1,984.30	4.30
demo show & slotting expense		8,453.66	18.33		8,453.66	18.33
Interest expense		4,212.14	9.13		4,212.14	9.13
Advertising & web		4,510.12	9.78		4,510.12	9.78
Insurance Expense		4,053.89	8.79		4,053.89	8.79
Total Expenses		53,304.40	115.59		53,304.40	115.59
Net Income	$	(40,817.57)	(88.51)	$	(40,817.57)	(88.51)

Rhode Islands Dressings LLC
Statement of Cash Flows
For the Years Ended December 31, 2018, 2017 and 2016

(unaudited)

	2018	2017	2016
Cash Flow from Operating Activities			
Net loss	-8,934	-40,818	-11,662
Changes in opening assets and liabilities:			
Accounts receivable		-3,914	-508
Inventory		-4,378	-1,828
Prepaid expense		-660	
Accounts payable		21,505	11,751
Accrued liabilities			5,000
Net cash used in operating activities	-8,934	-28,265	2,753
Cash flows from financing activities			
Proceeds from Member note			12,158
Proceeds from SBA note		75,000	
Repayment of Member note		-12,158	
Repayment of SBA note	-8,344	-6,908	
Loan to Member	-27,527	-13,741	
Bank line of credit	100	175	
Proceeds from US Equity financing	5,000		
Repayment of US Equity financing	-332		
Proceeds from PayPal financing	7,500		
Repayment of PayPal financing	-492		
Proceeds from Member equity investment	36,675		
Net cash from financing activities	12,580	42,368	12,158
Retained earnings	-66,790	-25,973	-14,311
Increase in petty cash		-104	
Cash and cash equivalents, beginning of year	288	600	
Cash and cash equivalents, end of year	-22,038	288	600
Cash paid for interest	6,726	4,212	1,029

Rhode Islands Dressings LLC

Statement of Changes in Equity

For Years ending December 31, 2018

(unaudited)

	Units	Amount	Additional Paid-in Capital	Accumulated Deficit	Total Equity Deficit
Inception (2012)	100	0	0	0	
Retained Earnings (2012 - 2015)			0	(9,216)	(9,216)
Net Income (loss)			0	(5,095)	(5,095)
December 31, 2015	100	0	0	(14,311)	(14,311)
Net Income (loss)			0	(11,662)	(11,662)
December 31, 2016	100	0	0	(25,973)	(25,973)
Net Income (loss)			0	(40,818)	(40,818)
December 31, 2017	100	0	0	(66,791)	(66,791)
Net Income (loss)				(42,756)	(42,756)
December 31, 2018	5,000	36,675	36,675	(109,547)	(72,872)

2018: Number of units in the Company was increased to 5,000 total units	5,000	